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SEC FILE NUMBER
8-69539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pre-IPO Street, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

732 Smithtown Bypass, Ste. 203
(No. and Street)

Smithtown	NY	11787
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alvaro Pereyra, CEO	631-595-5305	apereyra@cxgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alvaro Pereyra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pre-IPO Street, Inc., as of 9/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH D. RUSSELL
MY COMMISSION EXPIRES
SEPTEMBER 2, 2026
NOTARY PUBLIC
STATE OF ALABAMA

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pre-IPO Street, Inc.
(A wholly owned subsidiary of BD 10, Inc.)
(SEC I.D. No. 8-69539)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended September 30, 2025

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Stockholder
Pre-IPO Street, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Pre-IPO Street, Inc. as of September 30, 2025, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Pre-IPO Street, Inc. as of September 30, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pre-IPO Street, Inc.'s management. My responsibility is to express an opinion on Pre-IPO Street, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Pre-IPO Street, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Pre-IPO Street, Inc.'s financial statements.

The supplemental information is the responsibility of Pre-IPO Street, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.
.

Ferrara CPA

I have served as Pre-IPO Street, Inc.'s auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
December 1, 2025

Pre-IPO Street, Inc.
STATEMENT OF FINANCIAL CONDITION
September 30, 2025

ASSETS

Cash	$	21,553
Total Assets	$	21,553

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities

Accounts payable and accrued expenses	$	5,500

Commitments and Contingencies (Note 6)

Stockholder Equity

Common stock - $0 par value - 300 shares authorized, 20 shares issued and outstanding	100
Additional paid-in capital	123,967
Retained earnings	33,435
Less: Treasury stock, 180 shares at cost	(141,449)
Total Stockholder Equity	16,053
Total Liabilities & Stockholder Equity	$ 21,553

See accompanying notes.


Pre-IPO Street, Inc.
STATEMENT OF OPERATIONS
Year Ended September 30, 2025


REVENUES

Other Income	$	20,104

OPERATING EXPENSES

Licenses & regulatory fees	6,775
Professional Fees	10,257
General and administrative	4,167
Total Expenses	21,199

Net Loss	$	(1,095)

See accompanying notes.

Pre-IPO Street, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
Year Ended September 30, 2025

	Number of Shares	Amount	Stockholder Capital Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at September 30, 2024	20	$ 100	$ 115,467	(141,449)	$ 34,530	$ 8,648
Net loss					(1,095)	(1,095)
Capital contributed			8,500			8,500
Balance at September 30, 2025	20	$ 100	$ 123,967	$ (141,449)	$ 33,435	$ 16,053

Pre-IPO Street, Inc.
STATEMENT OF CASH FLOWS
Year Ended September 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$	(1,095)
(Increase) Decrease in Operating Assets:		
Prepaid expense		1,775
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		1,000
Net cash provided by operating activities		1,680
Cash Flows From Financing Activities		
Capital contributions		8,500
Net cash provided by financing activities		8,500
Net increase in cash		10,180
Cash at Beginning of Year		11,373
Cash at End of Year	$	21,553

See accompanying notes.

(1) Organization and Nature of Business

Pre-IPO Street, Inc., *f/k/a Cross Current Capital, Inc.* (the Company) is a New York corporation conducting business as securities broker dealer. The Company is registered with the Securities and Exchange Commission (SEC) as a Broker Dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize.

The Company holds no customer funds or securities and does not participate in the underwriting of securities. Pursuant to the Company's Membership Agreement with FINRA the Company is not claiming an exemption from the Customer Protection Rule requirements of Rule 15c3-3 in consideration of the 2013 Release 34-70073.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at September 30, 2025. Cash is held at one financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Income Taxes

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the Company's' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at September 30, 2025. This determination will always be subject to ongoing evaluation as facts and circumstances may require. In addition, no income tax related penalties or interest have been recorded for the year ended September 30, 2025.

(e) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(f) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(f) Fair Value Hierarchy – *continued*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
> Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2025, the Company had net capital of $16,053 which was $11,053 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.3426 to 1.

Advances to affiliates, contributions, dividends and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company did not claim exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) pursuant to its membership agreement with FINRA.

(4) Concentrations and Economic Dependency

The Company maintains its cash at a financial institution. The Company has not experienced any losses in such accounts through September 30, 2025. As of September 30, 2025, there were no cash balances held in any accounts that were not fully insured.

(5) Fair Value

Cash, accounts payable and accrued expenses are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

(6) Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize dividends to its stockholder if such dividends cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of September 30, 2025, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at September 30, 2025 or during the reporting period.

(7) Related Party Transactions

The Company is wholly owned by BD 10 Inc., a related party.

The Company has an expense sharing agreement with BD 10 Inc. These include but are not limited to professional fees and general and administrative fees. BD 10 Inc. has indicated that it will not seek reimbursement for these expenses in the future.

(8) Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At September 30, 2025 the Company had implemented such policies and procedures.

(9) Liabilities Subordinated to Claims of General Creditors

As of September 30, 2025, the Company had not entered into any subordinated liability agreements.

(10) Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

(11) Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital and financial reporting requirements.

(12) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2 – Significant Accounting Policies above.

(13) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of December 1, 2025, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no material subsequent events have occurred which would be required to be recognized in the financial statements as of September 30, 2025.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2025


Pre-IPO Street, Inc.
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
September 30, 2025


Schedule I

NET CAPITAL

Total Equity	$	16,053

less Non-allowable assets:

Non-allowable assets	0
Tentative Net Capital	16,053

Less Haircuts		-
NET CAPITAL	$	16,053

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	366
Minimum capital requirement		5,000
Net capital in excess of requirements	$	11,053

Ratio of Aggregate Indebtedness to Net Capital	0.3426 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of September 30, 2025)

Net Capital, as reported in Company's Part II unaudited Focus Report **AS AMENDED November 26, 2025**	$	16,053
Net Capital, per above		16,053
Difference		-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of September 30, 2025.

Pre-IPO Street, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
September 30, 2025

Schedule II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Pre-IPO Street, Inc.

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Pre-IPO Street, Inc. (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to private placement transactions and, therefore has no obligations under Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended September 30, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
December 1, 2025

Pre-IPO Street, Inc.
Exemption Statement Pursuant to SEC Rule 17a-5
For the Year Ended September 30, 2025

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Pre-IPO Street, Inc.

Pre-IPO Street, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief; the Company states the following:

The Company does not hold customers' cash or securities on behalf of customers, limits its business to private placement transactions and, therefore has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934. Further, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended September 30, 2025.

Pre-IPO Street, Inc.

I, Alvaro Pereyra, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Al Pereyra

4C5A27D799C24C9...

Alvaro Pereyra, CEO